MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month and Nine-Month Periods Ended November 30, 2007

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2007 and 2006. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2007, and results of operations, including the section describing the risks and uncertainties. It should be noted that the information for March 2006 is that of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all the assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements
This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The Company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events except if required by law.

Nature of Activities
The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

1/10

Selected Quarterly Financial Information (unaudited)

	Interim Statements of Earnings for the Three-Month Periods Ended November 30,		Interim Statements of Earnings for the Nine-Month Periods Ended November 30,
	2007	2006	2007	2006
	($)	($)	($)	($)
Revenues

Interest and others	798,657	592,060	2,377,699	1,475,574
Option payments received as financial instruments in excess of cost of mining property	–	–	–	2,193,031
Gain on sale of short-term investments	251,195	394,195	440,158	1,008,832
Gain on sale of mining properties	–	–	5,669,677	319,831
	1,049,852	986,255	8,497,534	4,997,268
Expenses
Administrative expenses	433,830	495,988	1,664,072	3,632,960
General exploration costs	96,361	49,609	685,563	934,672
Grants, credit on duties refundable for loss and refundable tax credit for resources	(44,074)	(22,292)	(144,839)	(70,074)
Cost of mining properties abandoned or written off	183,927	25,581	241,091	40,873
Writedown of investments	126,710	–	3,647,039	298,960
	796,754	548,886	6,092,926	4,837,391
Net earnings before income taxes	253,098	437,369	2,404,608	159,877
Future income taxes	756,554	–	186,606	–
Earnings for the period	1,009,652	437,369	2,591,214	159,877
Basic net earnings per share	0.0380	0.0166	0.0979	0.0063
Diluted net earnings per share	0.0372	0.0166	0.0964	0.0063

Other Information

	Balance Sheets as at
	November 30,	February 28,
	2007	2007
	($)	($)

Cash and cash equivalents and short-term investments	49,114,849	40,444,349
Mining properties	13,998,109	9,738,536
Other assets	9,797,783	9,223,966
Total assets	72,910,741	59,406,851
Shareholders ’ equity	68,563,584	56,184,731

ince its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

2/10

Exploration Activities from Continuing

Operations Activities Summary
During the quarter ended November 30, 2007, the Company’s exploration costs totalled $5,461,805 in comparison with costs of $1,078,189 for the same period in 2006. During the first three quarters of the fiscal year, the Company’s cumulative exploration expenses totalled $7,866,087 in comparison with expenses of $2,929,050 for the same period in 2006. During the recent quarter, the Company was particularly active on the Coulon JV, but significant work was also conducted on the Anatacau and Wabamisk projects.

In the last quarter, the Company pursued a vast exploration program on the Coulon JV property, located 15 km north of the Fontanges airport, Quebec Middle-North. In the same period, Breakwater Resources Ltd. (“Breakwater”) acquired a 50% interest in the property in exchange for payments totalling $180,000 and $7.5 million in exploration work.

Work carried out on the Coulon JV property in the course of this third quarter consisted of 28 diamond drillholes totalling 11,758m, ground (InfiniTEM) and borehole pulse-EM geophysical surveys as well as prospecting and geological mapping. Lens 44 was particularly targeted by drill work with 11 new holes completed in the third quarter. Results were very encouraging since several large intersections well mineralized in base metal were intercepted. Best results include 9.31% Zn, 1.67% Pb, 0.88% Cu and 69.18 g/t Ag over 30.45m (hole CN-07-92), 9.26% Zn, 1.31% Cu and 33.81 g/t Ag over 14.95m (hole CN-07-105), 6.95% Zn, 1.51% Cu and 34.28 g/t Ag over 26.8m (hole CN-07-85) and 4.34% Zn, 1.12% Cu and 33.79 g/t Ag over 30.85m (hole CN-07-85B). Lens 44 is north-south oriented and is dipping vertically to steeply to the west. It is now confirmed over a lateral distance of 300m and to a vertical depth of 575m. Lens 44 remains open at depth and is currently the object of additional drilling.

Four new holes tested lens 43 and confirmed the continuity of the mineralization over a lateral distance of 340m and to a vertical depth of 430m. The new results include intersections grading 2.08% Zn, 1.28% Cu and 13.53 g/t Ag over 3m (hole CN-07-98), 8.9% Zn, 1.95% Cu and 31.49 g/t Ag over 2.7m (hole CN-07-99) and 4.06% Zn, 1.36% Cu and 13.93 g/t Ag over 1.75m (hole CN-07-104B). Lens 43 is NE-SW oriented and seems to present a variable dip towards the northwest. It remains open in all directions and additional drilling is planned to pursue the evaluation of this very significant mineralized lens.

Only one hole tested lens 08 during the recent period. Hole CN-07-108 intercepted an alteration zone of several tens of metres in thickness, including many intervals with disseminated sulphides. These intersections did not return economic values. Additional drilling is planned to test the depth extension of lens 08.

The Spirit showing, discovered at surface in the summer of 2007, was tested by channel sampling over a lateral distance of about 40m. The polymetallic mineralization has an average thickness of a few metres and returned values including 12.17% Zn, 0.33% Cu and 36.66 g/t Ag over 1.6m and 3.91% Zn, 0.82% Cu and 34.68 g/t Ag over 3.35m. The mineralized zone remains open laterally under the overburden cover . The vertical continuity of the Spirit showing was also

3/10

confirmed by hole CN-07-93A that intercepted a massive sulphide zone rich in sphalerite yielding 13.07% Zn, 0.14% Cu and 4.94 g/t Ag over 3m at a depth of 25m.

Hole CN-07-93B, which was drilled directly under this intersection, intercepted a pegmatite intrusion in the projected extension of the mineralization. Three new short holes tested the lateral extensions of the Spirit showing at 50m on both sides of the discovery. Holes CN-07-101A and 101B, on a section 50m south of the showing, and hole CN-07-102, on a section 50m north of the showing, intercepted favourable volcanics but did not intersect mineralization. However hole CN-07-94A testing a weak Maxmin conductor located 330m southwest of the Spirit showing intercepted a disseminated to semi-massive sulphide zone that returned 4.11% Zn, 2.32% Cu and 62.08 g/t Ag over 6.15 m. Hole CN-07-94B, drilled directly under this intersection, intercepted a thin disseminated sulphide zone that yielded 1.09% Zn, 0.58% Cu and 17.5 g/t Ag over 1m. These two intersections are located at vertical depths of 30 and 40m respectively. Finally, holes CN-07-96 and CN-07-97, testing other Maxmin conductors located over 500m to the west of the Spirit showing, intercepted barren mineralized zones (pyrite-pyrrhotite-graphite).

A VTEM heliborne geophysical survey totalling more than 6000 linear kilometres was recently completed on the Coulon JV project. This survey identified a great number of EM conductors of which many are located directly in the immediate extensions of the fertile Coulon volcanic belt. The VTEM anomalies associated with the most promising geological settings will be the object of ground geophysics at the beginning of the winter of 2008 and will then be drill tested .

The Company is extremely encouraged by the results obtained on the Coulon JV property in the recent quarter. Additional drilling is currently in progress to test the extensions of lenses 08, 9-25, 43 and 44 that remain totally open at depth.

The area of the Spirit showing remains very promising. Many other airborne EM conductors have not yet been confirmed by ground surveys because of the presence of many small lakes in the area. The area will be covered during the winter of 2008 with a surface InfiniTEM survey and will be the object of additional drilling. In the last quarter, Breakwater’s exploration expenditures amounted to $ 2,717,253 while the Company’s expenditures reached $2,342,378 .

In the recent quarter, the Company was also active on its Anatacau and Wabamisk projects, in the Bay James region. Work on these two adjacent properties acquired in the spoor of the discovery of Éléonore mainly consisted of prospecting, mechanical stripping, geological mapping and soil geochemical surveys in order to identify new targets for gold and base metals. Many assay results are yet to come but line cutting and IP survey were recently undertaken and are still in progress on these projects. In the recent quarter, the expenditures incurred by the Company amounted to $365,578 on the Anatacau project and to $266,708 on the Wabamisk project.

 Planned Exploration Activities
The Company ceased its exploration activities at the end of December 2007 for the Holiday Season and work will resume gradually in January 2008. Line cutting and ground InfiniTEM surveys are planned on the Coulon JV project for January 2008 and drilling will follow in February 2008. Drilling will also be carried out in January on Poste Lemoyne Extension and in February on Corvet Est.

4/10

Results of Operations from Continuing Operations
The Company reported net earnings of $1,009,652 for the current quarter compared to net earnings of $437,369 for the comparative preceding quarter. Net earnings for the nine-month period ended November 30, 2007, stood at $2,591,214 compared to net earnings of $159,877 for the same period in 2006. This difference is mainly due to a gain on sale of the Apple property.

The Company increased its participation in fixed-interest securities thus causing a decrease in dividend income and an increase in interest income for the current periods compared to comparative preceding quarters.

The Company also receives fees for its role as the operator of projects in its various partnerships. During the current quarters, the Company received fees from GoldCorp on the Corvet Est project, from Breakwater on the Coulon JV, Trieste, and Lac Gayot projects, and from MacDonald Mines on the LG 3.5 project. The Company received fees from Goldcorp on the Corvet Est project during the first three quarters of 2006, and from Breakwater on the Coulon JV project during the second and third quarters of 2006. Option payments received in excess of cost of mining properties and the gain on sale of mining properties have been recognized in earnings following agreements with partners during the preceding year. During the second quarter of the current year, the Company sold its Apple property in consideration of 3,250,000 common shares of Ressources Strateco Inc. and a 2% production royalty. The $5,998,056 fair market value of these shares was reduced by 12%, taking into account their legal 4-month holding period.

Stock option grantings of April 6, 2006 and July 19, 2006, and their gradual freeing for a total of $100,230 during the third quarter of 2006 and for a total of $2,132,423 for the nine-month period ended November 30, 2006, explain mainly the decrease variance in professional and maintenance fees for the current periods. The increase in management fees mainly results from an increase in the Company’s exploration work conducted mainly on the Coulon JV project during the current quarters. The $300,000 invoiceable annual maximum was reached during the course of October 2007. Excluding the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp during the preceding corresponding first quarter, the rent and office expenses increased by $167,000 approximately during the current quarters. This amount includes a donation of $100,000 to the Fond Restor-Action Nunavik Inc. for the rehabilitation of some abandoned exploration mining sites located in the Nunavik, Quebec North. Also, since March 1, 2007, basic cash remuneration is paid to the members of the board of directors. The Company increased its advertising budget for the current periods, resulting in an increase in advertising and exhibitions expenses. General exploration costs almost doubled in the current quarters; however, a lower cost of compensation cost allocated to the granting of stock options, compared to a higher compensation cost for the preceding comparative periods explains the decrease in general exploration costs. During the current first three quarters, the Company abandoned the Clarkie property and wrote off 32.5 % of the Willbob property, 13.1% of the Laguiche property, 64.5% of the Némiscau property, 33.5% of the Uranium Sud property and 43.2% of the Chute-des-Passes property for a total of $241,091.

During the second and third current quarters, an allowance for permanent impairment of short-term investments has been recognized in order that certain investments be accounted for at fair value. A valuation allowance loss was also recognized during de first quarter of the preceding year for the same reasons.

5/10

A 10% illiquidity discount was applied to long-term investments taking into account the investments in asset-backed commercial paper.

Comprehensive Income
The Company adopted on March 1, 2007, Section 1530 “Comprehensive Income”. A difference of $4,998,383 between the carrying value and the fair value of available-for-sale investments was accounted for as an adjustment to the opening balance of “Accumulated other comprehensive income”. Future income tax liabilities of $880,965 have been applied against as a diminution of this difference for a net amount of $4,117,418. Future income tax assets, not previously recognized, were also accounted for as an adjustment related to the application of Section 1530 in statement of the deficit.

During the quarter ended November 30, 2007, the variation between the fair value of the short-term investments and their carrying value increased by $4,302,727. Future income tax liabilities of $747,599 were deducted from this amount. Further to the increase in future income tax liabilities, an increase in the future income tax assets for the same amount has been reflected in earnings of the period.

Quarterly Information
The information presented below details the total revenues, overall net earnings (net loss), and the net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings	Net Earnings per Share
			Basic	Diluted
2007-11-30	1,049,852	1,009,652	0.038	0.037
2007-08-31	6,456,635	1,811,813	0.068	0.068
2007-05-31	991,047	(230,251)	(0.009)	(0.009)
2007-02-28	2,666,810	58,765	0.002	0.002
2006-11-30	986,255	437,369	0.017	0.017
2006-08-31	758,823	(2,860,647)	(0.111)	(0.111)
2006-05-31	4,844,195	2,583,155	0.107	0.107
2006-02-28	653,645	4,849,054	0.214	0.206

The information presented below details the total revenues, overall net earnings, and net earnings per participating share from the discontinued operation of the last eight quarters.

Quarter Ended	Total Revenues	Net Earnings	Net Earnings per Share
			Basic	Diluted
2007-11-30	–	–	–	–
2007-08-31	–	–	–	–
2007-05-31	–	–	–	–
2007-02-28	–	–	–	–

6/10

Quarter Ended	Total Revenues	Net Earnings	Net Earnings per Share
			Basic	Diluted
2006-11-30	–	–	–	–
2006-08-31	–	–	–	–
2006-05-31	–	–	–	–
2006-02-28	–	540,795	0.024	0.024

Liquidity and Capital Resources from Continuing Operations

During the three-month period ended November 30, 2007, cash flows provided from operating activities amounted to $1,029,227 compared to a decrease of $702,974 during the corresponding three-month period ended November 30, 2006. During the nine-month period ended November 30, 2007, cash flows used in operating activities amounted to $919,210 compared to an increase of $1,441,167 for the corresponding period in 2006. These variations for both quarters are primarily due to the variation in accounts receivable and accrued liabilities.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. For the three-month period ended November 30, 2007, 53,500 shares were issued further to the exercise of stock options for a cash consideration of $238,130; 484,162 shares were issued further to the exercise of warrants for a cash consideration of $2,827,506; and 15,000 shares were issued in exchange for a 100% interest in the Eléonore Regional property. For the six-month period ended August 31, 2007, 17,500 shares were issued further to the exercise of stock options for a cash consideration of $73,235. For the three-month period ended November 30, 2006, 342,826 shares were issued further to the exercise of warrants for a cash consideration of $407,288 and for the six-month period ended August 31, 2006, 600,000 shares were issued to Billiton Resources Canada in consideration of the latter's 50% interest in the Lac Gayot property and 1,210,406 shares were issued to Goldcorp for a cash consideration of $5,047,393.

The exercise of stock options and warrants caused an increase in cash flows from financing activities by $3,065,636 for the three-month period ended November 30, 2007 and by $407,288 for the three-month period ended November 30, 2006. Such increase amounted to $3,138,871 for the nine-month period ended November 30, 2007, and to $835,975 for the nine-month period ended November 30, 2006.

The Company ’ investing activities consist primarily of the additions to mining properties and increase in exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $3,188,109 for the three-month period ended November 30, 2007, and of $1,783,196 for the three-month period ended November 30, 2006. Such disbursements were $6,211,612 for the nine-month period

7/10

ended November 30, 2007, and $3,083,768 for the nine-month period ended November 30, 2006. During the three-month period ended November 30, 2007, the decrease in short-term investments was $173,775, compared to a decrease of $599,463 for the three-month period ended November 30, 2006. The decrease in short-term investments was $4,294,471 for the nine-month period ended November 30, 2007, compared to an increase of $2,511,601 for the nine-month period ended November 30, 2006. Because of current liquid asset problems linked to asset-backed commercial paper that we hold, we had to reclassify these investments as long-term investments.

According to the management, the working capital as of November 30, 2007, will allow to cover current expenses and exploration costs for the following years. The Company may, from time to time, when the market and financing conditions are favourable, proceed with fundraising to finance the exploration of its most important mining projects.

Contractual Obligations

The Company has no contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods ended November 30,		Nine-Month Periods ended November 30,
	2007	2006	2007	2006
	$	$	$	$

Expenses capitalized in mining properties	233,693	78,796	760,711	304,415
Management fees	76,072	69,121	300,000	123,077
Rent, office expenses and bonuses	174,966	134,772	529,804	777,859
Travelling	19,575	52,750	51,751	87,897
Advertising and exhibitions	30	6,000	810	7,712
General exploration costs	69,881	38,040	182,877	93,697
	574,217	379,479	1,825,953	1,394,657

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

These amounts are due to the fact that the Company has no employee and that all services are provided by management companies.

8/10

Carrying Values of Mining Properties

At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, writeoffs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Mines as at February 28, 2007. The accounting policies used for the three-month and nine-month periods ended November 30, 2007, are in accordance with those used in the audited annual financial statements of Virginia Mines, except for the new accounting policies defined in note 2 of the interim financial statements as at November 30, 2007.

Financial Instruments

Fair value
Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates. Short-term investments were accounted for at their fair market value according to new accounting standards, which are described in Note 2 of the interim financial statements as of November 30, 2007.

Other
As at November 30, 2007, included in long-term investments were third party-sponsored asset backed commercial paper (“Third Party ABCP”) with a par value of $3,800,000. These investments have been classified as held to maturity on initial recognition. During the month of August 2007, the Canadian Third Party ABCP market experienced liquidity problems. As a result, in some cases, as notes matured, certain Canadian Third Party ABCP programs were unable to raise funds from new issuances and therefore were not able to refund maturing notes. At this time, the conduits are subject to a proposal which calls for the notes to be converted into floating rate notes which better match the duration of the underlying assets to address the liquidity problem.

The Company’s outstanding extendable ABCPs were renewed and their maturity dates go from March 4, 2008, to July 7, 2008. The amount includes capital and accrued interests as of the first maturity date.

Credit ratings of the investments are under review with Developing Implications by Dominion Bond Rating Service. At the time of investment, these placements were rated R1-high for $3,500,000 and R1-middle for $300,000 by Dominion Bond Rating Service, the highest credit rating for this type of investment. Given that these investments are classified as held to maturity, they are tested for “other than temporary impairment” when there is an objective evidence of impairment. An impairment loss of $384,770 representing the difference between the fair value and amortized cost of investments was recorded on the basis that it is probable that the Company will not be able to collect all amounts due according to the original contractual terms. As there was no market data available, the management estimated the fair value by using the expected

9/10

future cash flows according to the probability of recoverability of principal and interest. It is reasonably possible that actual timing and amount ultimately recovered may differ materially from this estimate.

Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at January 8, 2008, 27,002,110 common shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 8, 2008, 1,188,250 stock options are outstanding. Their weighted average exercise price is $4.44 and the expiry date varies from April 6, 2011, to July 16, 2017.

As at January 8, 2008, there is no purchase warrant outstanding.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in Virginia Mines’ annual Management's Discussion and Analysis of February 28, 2007.

Disclosure Controls and Procedures

During the quarter ended November 30, 2007, there was no change in the internal control over financial reporting that has materially affected or is likely to materially affect reasonably the internal control over financial reporting.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as of January 8, 2007. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary
10/10